Exhibit 4.1

ROSS MILLER

Secretary of State

204 North Carson Street, Suite 1

Carson city, Nevada 89701-4520

(775) 684-5708

Website: www.nvsos.gov

Certificate of Designation (PURSUANT TO NRS 78.1955)

Certificate of Designation For

Nevada Profit Corporations

(Pursuant to NRS 78.1955)

1. Name of corporation

KAT Gold Holdings Corp.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

The name of the corporation is Kat Gold Holdings Corp., a Nevada corporation (the “Corporation”)

By resolution of the Board of Directors pursuant to a provision in the Articles of Incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Continued on page 2.

3. Effective date of filing (optional)

4. Signature (required)

/s/ Kenneth Stead

KAT GOLD HOLDINGS CORP.

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CERTIFICATE OF DESIGNATIONS, RIGHTS AND PREFERENCES

OF THE SERIES A CONVERTIBLE PREFERRED STOCK

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Pursuant to NRS 78.1955

RESOLVED, that there shall be a series of shares of the Corporation designated “Series A Convertible Preferred Stock”; that the number of shares of such series shall be two million five hundred thousand (2,500,000) and that the rights and preferences of such series (the “Series A Preferred”) and the limitations or restrictions thereon, shall be as set forth herein;

The following shall be adopted and incorporated by reference into the foregoing resolutions as if fully set forth therein:

1.

Rank. The Series A Preferred shall, with respect to rights on liquidation, rank equivalent to all classes of the common stock,  (collectively, the "Common Stock"), of the Corporation

2.

Dividends. The holders of the Series A Preferred shall not be entitled to receive any dividends on their shares of Series A Preferred.

3.

Conversion.  The holders of the Series A Preferred shall have optional conversion rights as follows:

(a)

Right to Convert.  Each share of Series A Preferred shall be convertible, at the option of the holder thereof, into one (1) fully paid and non-assessable share of Common Stock at any time from and after the date the Corporation’s net profits exceed $1,000,000.

(b)

Mechanics of Conversion.  To convert shares of Series A Preferred into shares of Common Stock under Section 3(a), the holder shall give written notice to the Corporation (which notice may be given by facsimile transmission) that such holder elects (with the right to revoke) to convert the shares and shall state therein date of the conversion, the number of shares to be converted and the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued.  Promptly thereafter, the holder shall surrender the certificate or certificates representing the shares to be converted, duly endorsed, at the office of the Corporation or of any transfer agent for such shares, or at such other place designated by the Corporation; provided, that the holder shall not be required to deliver the certificates representing such shares if the holder is waiting to receive all or part of such certificates from the Corporation.  The Corporation shall promptly issue and deliver to or upon the order of such holder, against delivery of the certificates representing the shares which have been converted, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled.

(c)

Reservation of Stock Issuable Upon Conversion.  The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series A Preferred, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain any requisite shareholder approval.

(d)

Reorganization or Merger.  In case of any reorganization or any reclassification of the capital stock of the Corporation or any consolidation or merger of the Corporation with or into any other corporation or corporations or a sale of all or substantially all of the assets of the Corporation to any other person (other than a sale or transfer to a wholly owned subsidiary of the Corporation), then, as part of such reorganization, consolidation, merger or sale, provision shall be made so that each share of Series A Preferred shall thereafter be convertible into the number of shares of stock or other securities or property (including cash) to which a holder of the number of shares of Common Stock deliverable upon conversion of such share of Series A Preferred would have been entitled upon the record date of (or date of, if no record date is fixed) such event and, in any case, appropriate adjustment (as determined by the Board of Directors) shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of the Series A Preferred, to the end that the provisions set forth herein shall thereafter be applicable, as nearly as equivalent as is practicable, in relation to any shares of stock or the securities or property (including cash) thereafter deliverable upon the conversion of the shares of Series A Preferred.

4.

Voting Rights.  On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of the stockholders in lieu of a meeting), each holder of outstanding shares of Series A Preferred shall be entitled to cast twenty five (25) votes for each share of Series A Preferred held by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by other provisions of the Corporation’s Certificate of Incorporation, holders of Series A Preferred shall vote together with holders of Common Stock as a single class.

IN WITNESS WHEREOF, Kat Gold Holdings Corp. has caused this Certificate of Designation to be signed by Kenneth Stead, its President and Chief Executive Officer, on this 20th day of April, 2012.

KAT GOLD HOLDINGS CORP.

By:  /s/ Kenneth Stead

Name:  Kenneth Stead

Its:  President and Chief Executive Officer

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